Exhibit 99.1

(1) On October 9, 2018, Mr. Thomas Kempner passed away. Mrs. Ann Kempner, Mr. Bruce Lev and Mr. Melvin Epstein have been appointed as preliminary co-executors of Mr. Kempner’s estate (the “Estate”). The Estate is the direct beneficial owner of 67,750 shares of common stock, par value $0.01 per share (“Common Stock”), of Intersections Inc. (the “Issuer”). Indirect beneficially ownership may be attributable to Ann Kempner, Bruce Lev and Melvin Epstein, as preliminary co-executors of the Estate. Each of Mrs. Kempner, Mr. Lev and Mr. Epstein disclaims beneficial ownership of shares of Common Stock held by the Estate, except to the extent of any pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purposes.

(2) Loeb Holding Corporation (“LHC”) owns 9,680,541 shares of Common Stock. The Estate is the beneficial owner of 62.878% of the voting stock of LHC and as a result, indirect beneficial ownership of the 9,680,541 shares of Common Stock beneficially owned by LHC may be attributable to the Estate. The Estate, Mrs. Kempner, Mr. Lev and Mr. Epstein each disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purposes.

(3) On October 31, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WC SACD One Parent, Inc., a Delaware corporation (“Parent”), and WC SACD One Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub is to commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock and (ii) following consummation of the Offer, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Merger”). On October 31, 2018, the Issuer also entered into a Note Purchase and Exchange Agreement (the “Note Purchase Agreement”) with certain investors, including LHC. Pursuant to the Note Purchase Agreement, on the date of execution of the Note Purchase Agreement, LHC exchanged certain unsecured convertible notes previously issued by the Issuer in the aggregate principal amount of $3,000,000 for $3,000,000 in aggregate principal amount of senior secured convertible notes of the Issuer (the “Notes”). The Notes will automatically convert immediately prior to the effective time of the Merger, or immediately prior to (but subject to) the consummation of certain alternative transactions, into shares of Common Stock or, in certain circumstances, into shares of preferred stock of the Issuer, which will also be convertible into shares of Common Stock. Subject to the terms and conditions of the Note Purchase Agreement, the Notes are convertible into Common Stock at a conversion price of $2.27 per share (subject to adjustment as provided in the Merger Agreement). Upon conversion of its Notes, LHC will be issued 1,321,586 shares of Common Stock.